THIRD AMENDEDMENT
TO THE
CERTIFICATE OF INCORPORATION
OF
JK ACQUISITION CORP.
     The undersigned, James P. Wilson, hereby certifies that:
     ONE: He is the duly elected and acting Secretary of the corporation.
     TWO: The name of the corporation is JK Acquisition Corp. and the corporation was originally incorporated on May 11, 2005, pursuant to the General Corporation Law of the State of Delaware under the name JK Acquisition Company.
     THREE: Article V of the Certificate of Incorporation of the corporation shall be amended and restated to read as follows in its entirety:
V.
The following provisions Article V, Paragraphs (A) through (E) shall apply during the period commencing upon the filing of this Certificate of Incorporation and terminating upon the consummation of any Business Combination, and may not be amended prior to the consummation of any Business Combination. A “Business Combination” shall mean the acquisition by the Corporation, whether by merger, capital stock exchange, asset or stock acquisition or other similar type of transaction, of an operating business (“Target Business”) having a fair market value (as calculated in accordance with the requirements set forth below) of at least 80% of the Corporation’s net assets at the time of such acquisition (excluding any deferred compensation payable to the underwriters of the Corporation’s IPO (as defined below)). For purposes of this Article V, fair market value shall be determined by the Board of Directors of the Corporation based upon financial standards generally accepted by the financial community, such as actual and potential sales, earnings, cash flow and book value. If the Board of Directors of the Corporation is not able to independently determine the fair market value of the Target Business, the Corporation shall obtain an opinion with regard to such fair market value from an unaffiliated, independent investment-banking firm that is a member of the National Association of Securities Dealers, Inc. (d/b/a NASD). The Corporation is not required to obtain an opinion from an investment-banking firm as to fair market value of the Target Business if the Corporation’s Board of Directors independently determines the fair market value for such Target Business.
     A.   Prior to the consummation of any Business Combination, the Corporation shall submit such Business Combination to its stockholders for approval regardless of whether the Business Combination is of a type which normally would require such stockholder approval under the GCL. In the event that a majority of the IPO Shares (defined below) voted at the meeting to approve the Business Combination are voted for the approval of such Business Combination, the Corporation shall be authorized to consummate the Business Combination; provided that the Corporation shall not consummate any Business Combination if the holders of IPO Shares (defined below) demand conversion in accordance with paragraph B below with respect to 20% or more of the IPO Shares and the shares sold in the private placement immediately prior to the IPO.
     B. Any stockholder of the Corporation holding shares of Common Stock (“IPO Shares”) issued in the Corporation’s initial public offering (“IPO”) of securities who votes against the Business Combination may, contemporaneous with such vote, demand that the Corporation convert his IPO Shares into cash if a Business Combination is approved in accordance with the above paragraph A and is consummated by the Corporation. If a Business Combination is approved in accordance with the above paragraph A and is consummated by the Corporation, the Corporation shall convert such shares at a per share conversion price equal to the quotient determined by dividing (i) the amount in the Trust Fund (as defined below), inclusive of any interest thereon (net of interest up to a maximum of $900,000 in the aggregate distributed to the Corporation for working capital purposes and net of taxes), calculated as of two business days prior to the consummation of the Business Combination, by (ii) the total number of IPO Shares. “Trust Fund” shall mean the trust account established by the Corporation at the consummation of its IPO and into which a certain amount of the net proceeds of the IPO and the private placement immediately prior to the IPO are deposited.
     C. In the event that the Corporation does not consummate a Business Combination by the later of the date which is (i) 18 months after the consummation of the IPO or (ii) 24 months after the consummation of the IPO in the event that either a letter of intent, an agreement in principle or a definitive agreement to complete a Business Combination was executed but was not consummated within such 18-month period (such later date being referred to as the “Termination Date”), the officers of the Corporation shall take all such action necessary to dissolve and liquidate the Corporation as soon as reasonably practicable. In the event that the Corporation is so dissolved and liquidated, only the holders of IPO Shares shall be entitled to receive liquidating distributions and the Corporation shall pay no liquidating distributions with respect to any other shares of capital stock of the Corporation.
     D. A holder of IPO Shares shall be entitled to receive distributions from the Trust Fund only in the event of a liquidation of the Corporation or in the event he demands conversion of his shares in accordance with paragraph B above. In no other circumstances shall a holder of IPO Shares have any right or interest of any kind in or to the Trust Fund.
     FOUR: The foregoing Third Amendment to the Certificate of Incorporation has been duly adopted by the corporation’s board of directors and stockholders in accordance with the provisions of Sections 228 and 242 of the General Corporation Law.

     IN WITNESS WHEREOF, the undersigned has executed this Third Amendment to the Certificate of Incorporation on March 31, 2006.

JK ACQUISITION CORP.
By:	/s/ James P. Wilson
James P. Wilson
Secretary